Exhibit h.2

Execution Version

BLACKSTONE REAL ESTATE INCOME FUND II

SERVICE PLAN

January 24, 2014

This Service Plan (the “Plan”) has been adopted on a voluntary basis in conformity with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by Blackstone Real Estate Income Fund II, a Delaware statutory trust (the “Fund”), with respect to its classes of shares of beneficial interest (each, a “Class”) listed on Appendix A, as amended from time to time, subject to the terms and conditions set forth herein. The Service Fee (as defined in this Plan) payable pursuant to the Plan are fees payable for personal service and/or the maintenance of shareholder accounts, as more fully described in Section 2 below, and are not costs which are primarily intended to result in the sale of the Fund’s shares and which would require approval pursuant to the Rule.

1.	Service Fee

a. The Fund may pay to Blackstone Advisory Partners L.P. (the “Distributor”), in its capacity as principal underwriter of the Fund’s shares of beneficial interest, with respect to and at the expense of each Class listed on Appendix A, a fee for shareholder services, and as more fully described below (the “Service Fee”), such fee in the aggregate to be at the annual rate specified with respect to such Class under the column “Service Fee” on Appendix A. Payments of the Service Fee for shareholder services will be used to compensate the Distributor for personal services and/or the maintenance of shareholder accounts services provided to shareholders in the related Class and to reimburse the Distributor for related expenses incurred, including payments by the Distributor to compensate or reimburse brokers, dealers, other financial institutions or other industry professionals. Payments of the Service Fee may be made without regard to expenses actually incurred.

2.	Calculation and Payment of Fees

The amount of the Service Fee payable with respect to each Class listed on Appendix A will be calculated and paid quarterly, at the applicable annual rates indicated on Appendix A. The Service Fee will be calculated and paid separately for each Class.

3.	Approval of Plan

The Plan will become effective, as to any Class (including any Class not currently listed on Appendix A), upon its approval by (a) a majority of the Board of Trustees, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Qualified Trustees”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan, and (b) with respect to Section 1 of the Plan only, if the Plan is adopted for a Class after any public offering of shares of the Class or the sale of shares of the Class to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters, a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

5.	Continuance of the Plan

The Plan will continue in effect with respect to a Class for one year from the date of execution, and from year to year thereafter indefinitely so long as such continuance is specifically approved at least annually by the Fund’s Board of Trustees in the manner described in Section 4(a) above.

6.	Implementation

All agreements with any person relating to implementation of this Plan with respect to any Class shall be in writing, and any agreement related to this Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

For the purposes of this Agreement, the “affirmative vote of a majority of the outstanding shares” of a Fund means the affirmative vote, at a duly called and held meeting of shareholders of the Fund, (a) of the holders of 67% or more of the shares of the Fund present (in person or by proxy) and entitled to vote at the meeting, if the holders of more than 50% of the outstanding shares of the Fund entitled to vote at the meeting are present in person or by proxy or (b) of the holders of more than 50% of the outstanding shares of the Fund entitled to vote at the meeting, whichever is less. For the purposes of this Agreement, the terms “interested person” and “assignment” have their respective meanings defined in the 1940 Act, subject, however, to the Rules and Regulations under the 1940 Act and any applicable guidance or interpretation of the Securities and Exchange Commission or its staff; and the term “approve at least annually” will be construed in a manner consistent with the 1940 Act and the Rules and Regulations under the 1940 Act and any applicable guidance or interpretation of the Securities and Exchange Commission or its staff.

7.	Termination

This Plan may be terminated at any time with respect to the shares of any Class by vote of a majority of the Qualified Trustees, or by a majority vote of the outstanding voting securities of the relevant Class.

8.	Amendments

The Plan may not be amended with respect to any Class so as to increase materially the amount of the Service Fee described in Section 1 above with respect to such Class without approval in the manner described in Section 4(a) above, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 4(a) above.

9.	Selection of Certain Trustees

While the Plan is in effect, the selection and nomination of the Fund’s Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund will be at the discretion of the Trustees then in office who are not “interested persons” (as defined in the 1940 Act) of the Fund.

10.	Written Reports

While the Plan is in effect, the Fund’s Board of Trustees will receive, and the Trustees will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

11.	Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

12.	Delaware Statutory Trust

A copy of the Certificate of Trust of the Fund is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Fund as Trustees and this Agreement has not been executed by such Trustee in his individual capacity and that the obligations of or arising out of this Plan are not binding upon any of the Trustees, officers or shareholders of the Fund individually but are binding only upon the Fund and the assets and property of the Fund, or upon the assets belonging to the series or attributable to the class of the Fund, for the benefit of which the Trustees have caused this Plan to be executed.

IN WITNESS WHEREOF, the Fund has executed this Plan as of the date first above written on behalf of each Class listed on Appendix A.

BLACKSTONE REAL ESTATE INCOME FUND II

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: CCO & Secretary

APPENDIX A TO SERVICE PLAN

BLACKSTONE REAL ESTATE INCOME FUND II

Class of Shares of Beneficial Interest	Service Fee
Advisor Class I Common	0.25%
Institutional Class II Common	0%

Agreed to and accepted as of January 24, 2014.

BLACKSTONE REAL ESTATE INCOME FUND II

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: CCO & Secretary

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